Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
July 12, 2022
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you by telephone on March 31, 2022 and follow up correspondence dated April 6, 2022 regarding Post-Effective Amendment Nos. 327 and 328 to the Registration Statement on Form N-1A, which were filed on February 17, 2022, for the following Funds (the “Funds”), each a series of the Direxion Shares ETF Trust (the “Registrant”):
Direxion Daily TSLA Bear 1X Shares
Direxion Daily META Bear 1X Shares
Direxion Daily NFLX Bear 1X Shares
Direxion Daily AAPL Bear 1X Shares
Direxion Daily MSFT Bear 1X Shares
Direxion Daily AMZN Bear 1X Shares
Direxion Daily GOOGL Bear 1X Shares
Direxion Daily NVDA Bear 1X Shares (the “1X Bear Funds”)
Direxion Daily TSLA Bull 2X Shares
Direxion Daily META Bull 2X Shares
Direxion Daily NFLX Bull 2X Shares
Direxion Daily AAPL Bull 2X Shares
Direxion Daily MSFT Bull 2X Shares
Direxion Daily AMZN Bull 2X Shares
Direxion Daily GOOGL Bull 2X Shares
Direxion Daily NVDA Bull 2X Shares (the “2X Bull Funds”)
Direxion Daily TSLA Bear 2X Shares
Direxion Daily META Bear 2X Shares
Direxion Daily NFLX Bear 2X Shares
Direxion Daily AAPL Bear 2X Shares
Direxion Daily MSFT Bear 2X Shares
Direxion Daily AMZN Bear 2X Shares
Direxion Daily GOOGL Bear 2X Shares
Direxion Daily NVDA Bear 2X Shares (the “2X Bear Funds, and together with the 1X Bear Funds and 2X Bull Funds, the “Funds”)
Your comments and the Registrant’s responses are set forth below.
Global Comments:
1) Please confirm that Registrant will file responses to the Staff’s comments, as provided by teleconference on March 31, 2022, on EDGAR at least five (5) days prior to the date on which any amendment to the Registrant’s registration statement will become automatically effective
Registrant confirms that responses to the Staff’s comments will be submitted via CORRESP on EDGAR as least five (5) days prior to the date on which any amendment to the Registrant’s registration statement will become automatically effective.
2) Please confirm that there are no material differences among the 1X Bear Funds, 2X Bear Funds and 2X Bull Funds (other than the specific underlying company (“Company”) and risk disclosures specific to the specific Company).
Registrant confirms that there are no material differences among the 1X Bear Funds, 2X Bear Funds, and 2X Bull Funds other than the specific Company and its associated risk disclosure.
3) An ETF may only suspend the redemption of creation units in accordance with section 22(e) of the Investment Company Act and may only suspend the issuance of creation units for a limited time and only due to extraordinary circumstances. See Exchange- Traded Funds, Investment Company Act Release No. 33646, at pp. 56-59 (Sept. 25, 2019) (Adopting Release). As the Commission has noted, “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism, resulting in significant deviations between market price and NAV per share.” See id. Given that the Funds’ investment objectives involve gaining a market exposure to a single common stock— please supplementally address whether the Funds will be able to continue to issue and redeem creation units where market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of such common stock exist. In this connection: Have the Funds considered specific circumstances, including some that may not be “extraordinary”, that might require suspending creations or redemptions? Where applicable, please describe considerations with respect to the issuance of creation units separately from considerations with respect to the redemption of creation units. Please also include the following in your analysis:
In developing strategies for new series of the Trust, the Adviser principally considers the viability of strategies under normal market conditions and believes that such an approach is consistent with applicable laws and regulations, as well as with the expectations of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) and SEC Staff. Thus, in developing the Funds, the Adviser considered these same factors. In developing the Funds, as an initial matter, the Adviser has determined to offer them as actively managed strategies. In this regard, the Adviser intends to include disclosure that, outside of normal market conditions, they may implement a temporary defensive position. For these reasons, Registrant does not expect the Funds to encounter creation and/or redemption issues.
With regard to the potential for suspensions of creations or redemptions, Registrant notes that the Funds’ ability to suspend redemptions is limited by Section 22(e) of the 1940 Act and any exemptive relief granted therefrom, including Rule 6c-11 (inasmuch as it permits certain ETFs to postpone payment on redemptions for up to 15 days under certain circumstances). With regard to suspensions of creations, Registrant acknowledges the Staff’s position, based on the Adopting Release, that Rule 6c-11 ETFs may only suspend creations under extraordinary circumstances. Registrant observes, however, that, Rule 6c-11 itself does not include such a condition. Nevertheless, Registrant revised the "Rejection of Purchase Orders" section of the SAI to state that "[t]he Fund reserves the right to reject or revoke acceptance of a creation order for any reason, provided that such action does not result in a suspension of sales of Creation Units in contravention of Rule 6c-11 under the 1940 Act and the SEC’s positions thereunder."
a. If the Funds achieve their intended exposure indirectly through other instruments (e.g., options or swaps), a description of how the analysis differs. For example, if there are issues affecting the liquidity of the single security that would impact the Funds’ ability to create and redeem, how would the impact differ where the Funds are exposed to such single security indirectly?
Registrant may invest in a Company’s securities or in other instruments, such as options and swaps, on such securities. Registrant would expect certain issues affecting the liquidity of the Company’s securities, such as the absence of an underlying market (e.g., due to sanctions as with Russian securities), an extended market closure, or a delisting, suspension or halt for an extended period of time, also to affect the liquidity of related instruments. This analysis does not differ based on the instruments (options or swaps) utilized by the Fund.
b. A description of how the Funds would handle a situation where counterparties may be unwilling to enter into swap transactions because the counterparty is unable to hedge its exposure due to the underlying issue with the stock.
The Funds may utilize up to eight different counterparties; therefore it is highly unlikely that the Funds will not be able to enter into swap transactions. However, in such a circumstance, the Funds may utilize options contracts to pursue a Fund’s investment objective.
c. A description of the monitoring or other mechanisms that will be implemented to ensure that such market, regulatory or other issues do not translate into the Funds’ inability to create and redeem creation units.
Registrant monitors the market each day for any specific issues, headlines, financial statements to see if there are any issues and take reasonable actions thereafter. For example, Registrant maintains close contact with swap counterparties to evaluate their appetite for additional or lesser exposure. Registrant will utilize the same monitoring that we do for our other Funds that seek -1X, 2X and -2X returns.
d. A description of the considerations that the Funds’ board of directors and investment adviser gave to the appropriateness of the Funds’ investment objective and strategy, given the narrow market exposure and potential issues with issuing and redeeming creation units.
The Board’s considerations of the Funds’ investment objective and strategy are consistent with the requirements of the 1940 Act. The Board considered, among others, the following factors to the extent applicable: (1) the nature, extent, and quality of the services to be provided; (2) the projected profitability to the Adviser based upon its services to be provided to the Fund; (3) the extent to which economies of scale might be realized as the Fund grows; (4) whether fee levels reflect these economies of scale, if any, for the benefit of the Fund’s shareholders; (5) comparisons of services and fees with contracts entered into by the Adviser with other clients (such as institutional investors), if any; and (6) other benefits anticipated to be derived and identified by the Adviser from its relationship with the Fund.
To identify appropriate Companies for the Funds, the Adviser considered the liquidity, volatility and trading volume of their securities, as well as the Companies’ market capitalization. As part of this consideration, the Adviser considered the daily investment objective, the fact that the Funds are not intended to be held for periods longer than one day without monitoring by shareholders and the fact that shareholders of currently operational leveraged and inverse ETFs managed by the Adviser use such funds as intended (i.e., that such investors do not hold the Funds for long periods of time). For purposes of Rule 22e-4, in particular, the Adviser considered the appropriateness of the Funds’ strategies for an ETF. Based on these considerations and the tax analysis discussed below, the Adviser concluded that, under normal market conditions, the narrowness of each Fund’s market exposure would be unlikely to impact the Fund’s ability to issue and redeem creation units.
4) Given the federal income tax treatment of certain aspects of the proposed operations of the fund are not entirely clear, and given the resulting implications to the Funds’ ability to qualify and maintain RIC status under Subchapter M of the Code, the ultimate tax treatment of the Funds appears to be material to an informed investor. Therefore, please explain the technical merits of your tax position regarding RIC status, any known views of the taxing authority with respect to the position, the history of the taxing authority with respect to resolving fund tax issues with similar levels of technical support, and any other relevant information. As discussed in ASC 740, there is a presumption when performing such analysis that the tax position will be examined by a taxing authority that has knowledge of all relevant information.
Registrant’s tax analysis with respect to the Funds begins with the diversification requirements applicable to regulated investment companies (RICs) under the Code. The Code provides that, in order to qualify as a RIC, each Fund must diversify its holdings so that, at the end of each quarter of the Fund’s taxable year:
(i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer; and
(ii) not more than 25% of the value of the Fund’s total assets is invested (x) in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships.(1)
Registrant expects each Fund to meet these requirements.
Each Fund will invest in instruments, including most prominently swap agreements, that provide leveraged exposure to the securities of a single issuer. In a Bear Fund the exposure is inverse exposure achieve by means of swaps. In a Bull Fund the exposure is positive, and certain Bull Funds’ holdings may include securities of the Company in addition to swaps based on the Company’s securities. The balance of a Fund’s assets will consist of shares of money market funds, deposit accounts with institutions of high quality credit ratings and/or short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, including U.S. government securities and repurchase agreements.
Swaps involve two types of values: the “notional amount” of assets upon which the swap obligations are based; and the “net amount” owed to (or by) a swap party at any particular time under the terms of the swap. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular amount of a reference asset, such as an index or security. The gross returns to be exchanged or “swapped” between the parties are calculated with respect to the “notional amount,” i.e., the particular dollar amount of the reference asset.
A swap has an economic effect similar to an investment, equal to the notional amount of the swap, in the reference asset underlying the swap. The return to a Fund on such a swap is structured to be the gain or loss on the notional amount, plus dividends or interest on the assets and less the interest paid by the Fund on the notional amount.
A Fund may enter into swaps that provide the opposite return of a reference asset. The operation of such swaps is similar to that of the swaps discussed above, except that the counterparty pays interest to the Fund on the notional amount outstanding and that dividends or interest on the underlying instruments reduce the value of the swap. In addition, in certain instances, the Fund will agree to pay to the counterparty commissions or trading spreads on the notional amount. These amounts are netted with any unrealized gain or loss to determine the net amount of the return on the swap.
With respect to most swaps entered into by the Funds: The Funds calculate and settle the obligations of the parties on a “net basis” with a single payment. Consequently, a Fund’s current obligations (or rights) under a swap will generally be equal to the net amount to be paid (or received) under the swap agreement, based on the relative values of the positions held by each party to the agreement.(2) A Fund’s current obligations (or rights) will be accrued daily, offset against any amounts owed to (or by) the Fund by (or to) the counterparty.
In order to satisfy the RIC diversification requirements described above, the combined “value” of each Fund’s investment in securities of the relevant Company and financial instruments providing exposure to its securities may not exceed 25% of the Fund’s total assets at the end of any quarter of the Fund’s taxable year. Because swaps may be measured based on their notional value or their net amount (or in-the-money) value, a question arises as to which to use for purposes of calculating a Fund’s adherence to this RIC diversification requirement.
In this vein, the Funds’ registration statement includes the following statement in its discussion of tax risks of a fund: “The application of these [Code diversification] requirements to certain investments (including swaps) that may be entered into by the Fund is unclear.” The particular area of uncertainty is the question of how to value swaps for purposes of the diversification requirements.

Although the term “value” is defined in the Code, that definition is very broad and general in nature and does not directly address the value of a swap. Code section 851(c)(4) (applicable to RICs) defines “value” as “market value” in the case of securities for which market quotations are readily available and “fair value as determined in good faith by the board of directors[/trustees]” in the case of other assets. Because non-exchange-traded swaps, such as the swaps entered into by the Funds, fall in the latter category, their value for diversification purposes technically is their “fair value.”
The Funds will follow the industry practice of valuing their swaps based upon the “net amount,” i.e., their in-the-money value. Thus, their fair value will be based on the current market value of their reference asset, netting positions that have increased against those that have decreased.
Registrant acknowledges that there exists somewhat dated Internal Revenue Service (“Service”) guidance (in the form of private letter rulings (“PLRs”) and general counsel memoranda (“GCMs”), not in published rulings or procedures that have precedential authority) that supports the alternative approach, i.e., using notional value. In such PLRs and GCMs, which were issued in the 1980s, the Service concluded that the value of a RIC’s position in certain options and futures contracts (each, a “Derivative”) should be the Derivative’s notional value. For example, the Service concluded that an uncovered or “naked” call option written by a RIC under which the RIC is obligated to sell an underlying instrument, which it does not own, to the option holder at a set price should be valued at the value of the underlying instrument.(3) It reached a similar conclusion regarding futures contracts (unless covered or used for hedging purposes), written put options (under which a RIC is obligated to purchase the underlying instrument from the option holder at a fixed price), and written put or uncovered call options on a stock index or stock index futures contract.(4) The Service specifically rejected an approach based on the amount paid on margin.(5) In these pronouncements, the Service based its approach on the fact that the RIC’s risk of loss with respect to each Derivative was not limited; and because the RIC’s economic exposure was similar to the owner of the underlying securities, the RIC should be regarded as owning them.
In contrast, the Service has stated that the measure of a RIC’s investment in a purchased put or call option is the “value of the option [i.e., amount for which the RIC could sell it] rather than the value of the underlying security,” because the RIC’s potential loss is limited to the premium it paid for the option.(6) It has also said that in the case of a covered written call option, the option itself is not valued for diversification purposes because the value of the security held by the fund and covering the option is already included.(7)
The option and futures positions in the PLRs and GCMs that support an alternative approach did not involve swap agreements. Indeed, such Service guidance dates to the era before the use of swaps and net-settled over-the-counter instruments became commonplace; and the Service has not issued any more recent guidance on these valuation issues. Further, swaps are distinguishable from the Derivatives addressed by the PLRs and GCMs in that their notional value is used purely as a reference for calculating the parties’ obligations to each other and does not itself determine the delivery obligations under the agreement. Thus, under a swap, while the parties may agree to exchange returns based on a notional value of (for example) $40 million, neither party has any obligation to deliver $40 million worth of securities to the other party. Rather, the parties simply have obligations to deliver amounts based on the changes in market value of those $40 million (in this example) in securities.
Moreover, the Service’s approach described above, grounded as it was on the theory that the diversification requirements are based on limitation of risk and viewing uncovered written call options, written put options, and futures contracts as more like liabilities than assets, appears to have been misdirected. In this regard, Registrant observes that liabilities are irrelevant for purposes of the diversification requirements, which are tied to the “value of [the RIC’s] total assets”. The value of a swap to a RIC, meaning the amount that is included in the calculation of its net asset value, is the amount by which the swap is “in the money,” and thus is arguably the true measure of the RIC’s investment. Accordingly, that amount is all that should be taken into account. The “liability value” (which might be relevant to a test based on net assets, i.e., assets less liabilities, but has no place in determining compliance with requirements based on the value of “total assets”) of the swap should not.
Accordingly, Registrant believes that, although no guidance has been issued on the treatment of notional principal contracts, such as swaps, for purposes of the Code’s diversification requirements, an approach based on the fair value of the swaps as derived from the market values of the reference asset, netting positions that have increased against those that have decreased, should apply. Including the notional value of a swap would misstate the value of the RIC’s investment because of the offsetting position inherent in the swap. In other words, a RIC is not required, in order to terminate a swap, to deliver to the counterparty the notional value of the underlying securities. Rather, the RIC is only required to deliver to the counterparty at that time the fair value of the swap, which is the amount that the swap has changed in value since it was entered into. While this calculation is based on notional amounts, the notional value is no more than a hypothetical basis on which to value the parties’ respective obligations under the swap. In this sense, the notional values are not the values at risk; indeed, at the execution of a swap, its market value should be at (or close to) zero, not the notional amount, because the parties’ obligations to each other generally net out.
Registrant believes that, as noted above, the method that the Funds will use to value swaps for diversification purposes, i.e., net amount, is consistent with the current general industry practice. If the Service were to determine that this is not the correct method for valuing swaps, however, Registrant would not expect the Service to apply that determination retroactively and disqualify RICs that have been using this method. In this regard, Registrant notes that, when the Service determined that a RIC’s income from investing in derivatives based on an index of physical commodities would not constitute RIC qualifying income, it did so prospectively, giving RICs that invested in such derivatives six months advance notice to change their investments.(8) Given this historical, equitable approach, Registrant would expect a similar result here.
For these reasons, while the Registrant acknowledges that the tax position of the Funds is not without any risk, Registrant believes that such risks are not unique to the Funds. Rather, Registrant respectfully submits that hundreds of funds would be adversely affected by the Service taking a contrary view of the tax treatment of swaps for purposes of the diversification requirements of the Code.
(1) Internal Revenue Code section 851(b)(3).
(2) Other swaps may require initial premium (discount) payments as well as periodic payments (receipts) related to the interest leg of the swap or to the default of the reference entity.
(3) See GCM 39316, (July 31, 1984); PLRs 8640059 (June 26, 1986) and 8549011, (August 30, 1985).
(4) See GCM 39316, (July 31, 1984); PLR 8823067, (March 11, 1988).
(5) See GCMs 39316, (July 31, 1984), and 39526 (July 21, 1986).
(6) See GCMs 39316 (July 31, 1984) and 39526 (July 21, 1986).
(7) See, e.g., GCMs 39316 (July 31, 1984) and 39526 (July 21, 1986) and PLR 8640059, (June 26, 1986).
(8) See Revenue Ruling 2006-1, 2006-2 I.R.B. 261.
5) The Funds’ performance will be driven by its exposure to a single underlying company. As a result, please include a footnote either in the Funds schedule of investments or financial statements explaining where investors may view financial statements of the underlying company.
Registrant will include a footnote in either each Fund’s schedule of investments or financial statements explaining where investors may view financial statements of the Company.
6) Please:
a. advise if the concentration of a particular counterparty is likely to be material and if so please include disclosure about the counterparty. The type of information (e.g. whether financial statements of the counterparty are required) will depend on the concentration level. At a minimum, a material counterparty should be identified in the prospectus. Other required disclosure relating to a material counterparty also would have to be provided in the prospectus unless it could be provided consistent with the Morgan Stanley No Action Letter dated July 8th, 2013. Please provide an analysis of these issues, as well as an analysis addressing general consistency of the fund and its swap investments with the Morgan Stanley No Action Letter;
Registrant respectfully submits that the Morgan Stanley Letter is inapposite to the Funds. With respect to each of its series, Registrant’s total exposure to any one counterparty individually, and all counterparties collectively, is at all times less than 25% of the assets of the Fund. Accordingly, Registrant does not believe that any Fund is concentrated with respect to a particular counterparty or counterparties, and no counterparty is identified in the Prospectus.
b. ensure that all material features of the contemplated swap agreements have been disclosed. Please also provide an analysis as to whether the swap agreements are material contracts and are therefore required to be filed as exhibits;
The Funds confirm that the material features of the contemplated swap agreements have been disclosed. The Funds respectfully submit that the swap agreements do not constitute “material contracts not made in the ordinary course of business” that must be filed pursuant to Item 28(h) of Form N-1A. The Registrant has conducted a survey of various fund complexes’ filings and confirmed that, like Registrant, they do not file swap agreements as material contracts. The Registrant believes that this is appropriate because the swap agreements are made in the ordinary course of business as part of the Funds’ investment strategies.
c. advise whether there is a limit on the extent to which the Funds’ assets can be exposed to a single counterparty, and specify any relevant percentages; and,
While the Funds do not specifically limit their counterparty risk with respect to any single counterparty, except to the extent required to qualify and maintain RIC status under Subchapter M of the Code, the Adviser regularly assesses and monitors the risks of, and exposure to, each counterparty. The Funds typically include provisions in their swap documentation that limit certain payments by one party to the other if the return is above or below a specified amount on any payment date. In addition, the Funds generally include provisions in their swap agreements that provide that either party can terminate the contract without penalty prior to the termination date. The Adviser effects such terminations when needed to avoid exposures that it deems to be inappropriate or excessive in the exercise of its fiduciary duties.
d. provide an analysis as to whether each underling issuer should be a co-registrant under Rule 140.
Section 2(a)(11) of the Securities Act of 1933, as amended (“Securities Act”) defines an “underwriter” to mean, among other things, “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security.” Rule 140 under the Securities Act, provides a definition of the term “distribution” in Section 2(a)(11) for certain transactions. In this respect, Rule 140 is important to determining whether a person is an underwriter of an issuer’s securities. Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer…and the sale of its own securities… to furnish the proceeds with which to acquire the securities of such issuer…, is to be regarded as engaged in a distribution of the securities of such issuer… within the meaning of Section 2[(a)](11) of the [Securities] Act.” Here, a Company cannot be deemed to be engaged in an underwriting of the relevant Fund’s shares because it is not purchasing any Fund securities. Conversely, a Fund cannot be deemed to be engaged in an underwriting of the relevant Company’s shares because it is not purchasing the Company’s securities from the Company, but rather in the secondary market. Further, it is not the “chief part” of any Fund’s business to purchase the relevant Company’s securities. Although a Fund may invest in a Company’s securities, each Fund will chiefly obtain exposure to such securities by entering into swaps (and/or options) contracts. For these reasons, Registrant does not believe that any offering is occurring in which a Fund and Company may be engaged in a distribution of each other’s securities or in which they may reasonably be deemed to be co-registrants.
7) With regard to the Funds' strategies, please disclose the relief upon which the Funds are relying. We note that, while leveraged and inverse ETFs may rely upon Rule 6c-11, that rule is limited to seeking leveraged and/or inverse returns of a market index rather than an actively managed fund.
Registrant agrees that Rule 6c-11 under the 1940 Act explicitly permits leveraged and inverse (leveraged) index-based ETFs, provided that they comply with Rule 18f-4. Rule 6c-11 in no way, however, prohibits ETF sponsors from applying active management to obtain leveraged and inverse (leveraged) returns for ETFs. Thus, Registrant has conceived the Funds to operate as actively managed ETFs that operate in reliance on Rule 6c-11 and seek to provide a return equal to a leveraged or inverse (leveraged) return of a Company’s common stock.
Registrant respectfully submits, however, that the Funds could be operated as leveraged and inverse (leveraged) index-based ETFs, consistent with Rule 6c-11(c)(4). Rule 6c-11 does not include a definition of the term “market index,” including for purposes of Rule 6c-11(c)(4); and the Commission has previously granted exemptive relief to permit ETFs to track indexes comprised of a single security.(9)
Further, Registrant notes that the Commission has recently permitted the registration of several ETFs, pursuant to Rule 6c-11, that similarly seek to provide a return equal to the leveraged or inverse (leveraged) return of a single security. For example, the Commission recently permitted the registration of the Tuttle Capital Short Innovation ETF (SARK). SARK is currently operational as an actively managed ETF, relying on Rule 6c-11 and seeking to provide the inverse (-100%) of the return of the ARK Innovation ETF (NYSE Arca: ARKK) for a single day.
In light of the administrative history described herein, Registrant believes that the strategy of the Funds is permitted by Rule 6c-11 for ETFs that operate in reliance thereon.
(9) Ameristock ETF Trust, et al., Investment Company Act Release Nos. 27847 (May 30, 2007) (notice) and 27874 (June 26, 2007) (order).
8) Please provide a narrative describing any discussions the Funds have had with potential swap counterparties regarding margin requirement. Include an analysis of any impact margin requirements are expected to have on the ability of the funds to implement their strategies.
Due to confidentiality with counterparties, Registrant will provide this requested information supplementally to the Staff via email.
9) Please advise, how each of the Funds anticipate achieving its objective while remaining in compliance with the Rule 18f-4 value at risk (“VaR”) test. In your response, please include hypothetical calculations using various different market conditions.
Each Fund will use a designated index as its designated reference portfolio in order to comply with the Rule 18f-4 VaR test. Because each Fund will be actively managed, the derivatives risk manager will approve unleveraged indices that reflect the markets or asset classes in which a Fund invests and which are administered by Solactive AG (“Solactive”), which is an organization that is not an affiliated person of the Funds, the Adviser, or the Funds’ principal underwriter, and were not created at the request of the Funds or the Adviser. Solactive administers a suite of single stock indices on each Company, which include both unleveraged and leveraged versions of such indices. Solactive calculates a base index, which is unleveraged, and then as part of the methodology calculation, may apply a leverage variable to the base index.
Solactive currently only publishes leveraged versions of each single stock indices (e.g., the Solactive Daily Leveraged 3x long Tesla Index); however, this is due to the fact that there are costs associated with publishing indices. The leveraged versions of the indices are currently utilized by European exchange-traded products. Solactive does administer and calculate unleveraged versions of the indices and such versions are available for licensing to the Funds. Registrant is in the process of negotiating such a license agreement with Solactive.
Each Fund will use the relative VaR test to test its compliance with Rule 18f-4. Because each Fund’s designated index is a single stock index tracking the same security as stated in the Fund's investment objective, each Fund’s VaR will always be a multiple (either 200% or -200%) of the non-leveraged single stocks and each Fund’ will not exceed 200% of the VaR of the Fund's designated index, regardless of the different market conditions. Additionally, each Fund will reset its exposure to the underlying company on a daily basis, even during periods of stressed market conditions.
Registrant is happy to discuss each Fund’s anticipated compliance with the Rule 18f-4 VaR test and to respond to any additional questions from the Staff.

10) Please:
a. advise how many swap counterparties the Funds anticipate using;
The number of swap counterparties actually used by a Fund will depend on its net assets; however, the Funds have and may use up to eight counterparties.
b. advise how these counterparties will hedge their exposure;
Registrant cannot provide insight into how an individual counterparty will hedge any exposure provided to a Fund. Such decisions are made by each counterparty, and Registrant believes that they depend on a number of factors, including other swaps contracts it has with other parties, the counterparty’s balance sheet and other holdings. However, Registrant understands that some counterparties may use options to hedge their exposure.
c. advise what will occur if a counterparty terminates the relationship and there are only a few counterparties; and,
If a counterparty terminates the relationship, Registrant would enter into swap agreements with new counterparties, if deemed necessary by the Adviser in the exercise of its fiduciary duties. Depending on the net assets of the Fund, a Fund may be able to operate utilizing only a few counterparties and remain consistent with its investment objective.
d. include a narrative of whether, based on preliminary discussions with the Fund’s board of directors or investment adviser, there any concerns regarding the above issues.
The Funds’ Board of Trustees is familiar with the concerns regarding the use of leverage and the use of and risks associated with swap counterparties. The Board is aware that for the Funds, there is an increased risk of tracking error compared to index-based ETFs. Registrant has described this risk more fully in the Daily Correlation Risk/Daily Inverse Correlation Risk disclosures. Based on, among other factors, the Trust’s relationship with counterparties, the Board does not harbor any concerns about the foregoing issues.
11) Please revise Item 9 to more fully explain how the investment adviser determines the swaps' notional exposure for a particular day, the impact that notional exposure would have on fund returns, and the potential costs with rolling. Please ensure that this explanation is provided in clear, concise, understandable language.
Registrant directs the Staff to the disclosure in the “Additional Information Regarding Investment Techniques and Policies” in the Prospectus. When determining the amount of notional exposure required on a daily basis, the notional exposure calculation take into account the current value of a Fund’s assets, the actual and target exposure and the daily creation and redemptions to determine the level of exposure necessary. This is no different than how Registrant manages its other 1X Bear, 2X Bull and Bear and 3X Bull and Bear Funds. Registrant confirms that there are no costs for rolling swap contracts, and the costs relating to terminating swap contracts are brokerage commissions.
12) Please advise how the Funds' strategies account for creations and redemptions when determining notional exposure levels.
As described above in Response 11, Registrant accounts for daily creations and redemptions when determining notional exposure levels by either adding or removing exposure as needed.
13) Please advise whether the Fund has discussed listing of this product with any exchanges, and if so, with which exchanges. Please advise whether such exchanges have expressed concerns with listing the Fund.
Registrant has not yet discussed listing a Fund with an exchange.
14) Please advise what, if any, approval the Fund has obtained from the Company to use its ticker symbol in the Fund’s name or in the prospectus. Please advise whether the Fund has entered into any contractual agreement with the Company. If so, please file the contract as an exhibit, and disclose in the prospectus any material terms, including who is responsible for charges and/or fees.
Registrant is not required to obtain approval from the Company to use its ticker in the name of a Fund as a ticker symbol is owned by the Company’s listing stock exchange.
15) As required by Rule 35d-1, please revise the disclosure to include an 80% policy (i.e., 80% in the Company) for each Fund.
Registrant has revised the disclosure to clarify the 80% policy for each Fund.
16) Please confirm that derivatives will be marked to market for purposes of each Fund’s compliance with its 80% policy.
Registrant confirms that derivatives will use the notional value for purposes of each Fund’s compliance with its 80% policy.
17) Please advise how the Fund will handle a major corporate action by the Company, such as a stock split or business combination.

Registrant would handle a major corporate action by the Company, such as a stock split, by making the proper accounting adjustments; however, a corporate action such as a stock split would not be expected to impact the value of the investments the Funds hold when it occurs.
However, in the context of business combinations, such as mergers or acquisition, Registrant would monitor and evaluate the purpose of the business combination, the expected effects and surviving company and determine whether a change to a Fund’s name, investment objective and investment strategy is warranted. If the surviving company is different than the current underlying Company and does not meet the criteria that the Registrant and the Adviser have determined as necessary for this strategy (i.e., liquidity, volatility, market capitalization, trading volume), the Registrant may seek to liquidate the Fund.
18) The prospectus states that “[t]he Fund invests primarily in financial instruments, such as swap agreements, that provide inverse exposure to [the Company].” Please delete “such as” to clarify that the Fund will only invest in swaps.
Registrant respectfully declines to revise the disclosure as Registrant seeks to reserve the ability to invest in other derivative instruments.
19) Please explicitly disclose in the Principal Investment Strategy section that the Fund will not invest directly in the Company’s stock, if accurate.
Registrant has included disclosure for the 1X Bear Funds and the 2X Bear Funds that the Fund will not invest directly in the Company’s stock. However, for the 2X Bull Funds, the Registrant may invest directly in the Company’s stock and may receive the Company’s stock in in-kind transactions.
20) Each Fund’s Principal Investment Strategies discuss its concentration in the industry of the Company in two different places. Consider moving the disclosure to appear together.
Registrant has not identified two discussions of concentration in any Fund’s Principal Investment Strategies and, therefore, respectfully requests additional information on the redundancy to permit further consideration of the Staff’s comment.
21) The prospectus states that “[n]either the Trust, the Fund nor any of its respective affiliates makes any representation to you as to the performance of [the Company].” Please explain supplementally what this disclosure means and revise the disclosure in plain English.
Each Fund will seek to achieve its investment objective whether the performance of an underlying Company is positive or negative. The disclosure is meant to inform investors that the Trust, the Fund and its affiliates are not responsible for the performance of the underlying Company, and they make no representations whether the underlying Company’s performance will be positive or negative. Registrant revised the disclosure in plain English as requested.
22) The prospectus states in the Principal Investment Strategy section that “the Fund is expected to hold money market funds, deposit accounts with institutions with high quality credit ratings, and/or short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, including U.S. government securities and repurchase agreements.” Please provide corresponding risk disclosure related to these securities. Please explicitly disclose the range of credit ratings are “high quality credit ratings.”
Registrant will include “Money Market Instrument Risk” to the disclosure and explicitly disclose the credit ratings range for “high quality credit ratings.”
23) Given the Fund’s exposure solely to the Company, please provide additional disclosure related to the Company that is relevant to an investor’s investment decision (e.g. risks that are specific to the Company).
Registrant will include additional disclosure regarding the risks that are specific to each Company.
24) The prospectus states that “Fund performance for periods greater than one single day can be estimated given any set of assumptions for the following factors: … f) dividends or interest paid with respect to securities in [the Company].” Please replace “in” with “of”.
Registrant has revised the disclosure, as requested.
25) The prospectus states that “Performance shown in the chart assumes that: (i) no dividends were paid with respect to the securities included in the Index.” Please replace “included in the Index” with “of the [Company]”.
Registrant has revised the disclosure, as requested.
26) Please re-review the filing to ensure that it accurately reflects the structure of each Fund (i.e., as tracking the Company’s stock and not an index).
Registrant confirms that the filings will be reviewed for accuracy prior to completion of both Registration Statements.
27) The prospectus states that “[t]he Fund has derived all disclosures contained in this document regarding [Company] from the publicly available documents described above. In connection with the offering of the Fund’s securities, neither the Fund, the Trust, nor the Adviser or any of its respective affiliates has participated in the preparation of such documents or made any due diligence inquiry with respect to [Company].” This language seems overbroad and inconsistent with the Adviser’s fiduciary duties. Please modify accordingly or explain how the language is consistent with such fiduciary duties.

Registrant has modified the disclosure to remove “or made any due diligence inquiry with respect to [Company].” Registrant confirms that Registrant and its Adviser conducted due diligence, as described above, of each Company, but it remains true that Registrant and its Adviser did not participate in the preparations of publicly available documents of each Company and do not otherwise have nonpublic information about each Company.
28) The Effects of Compounding risk tile states that “[t]he volatility of exchange traded securities or instruments that reflect the value of [Company] may differ from the volatility of [Company].” Please clarify.
Registrant has removed this sentence from the “Effects of Compounding and Market Volatility Risk” disclosure as it is inapplicable to the Funds.
29) The prospectus states that “[t]he volatility of ETFs or instruments that reflect the value of [Company], such as swaps, may differ from the volatility of [Company].” Please clarify.
Registrant has removed this sentence from the “Effects of Compounding and Market Volatility Risk” disclosure as it is inapplicable to the Funds.
30) Please disclose in the “Derivatives Risk” disclosure which derivatives the Fund will use. To the extent the Fund will rely on derivatives other than swaps, please provide corresponding disclosure in the “Principal Investment Strategy” section.
Registrant has revised the “Derivatives Risk” disclosure and the disclosure in the “Principal Investment Strategy” section to disclose that each Fund may use swaps or options.
31) Please consider whether additional risk disclosure is necessary, given the transactions by the Funds in securities-based swaps.
The Funds respectfully submit that the risk disclosure submitted is sufficient. Specifically, the Funds already include risk factors on Derivatives Risk and Counterparty Risk in their prospectus. In addition, the Funds already include a comprehensive discussion of how swaps will be used and their risks in the “Swap Agreements” sub-section of the Investment Policies and Techniques section in their SAI. Registrant has included additional risk disclosure related to the risks of security-based swaps to the “Derivatives Risk” disclosure (i.e., that they are not diversified and are subject to different regulations than other swaps).
32) Please expand and elaborate on the “Single-Security Risk” disclosure, given its significance of this particular risk to the Fund. Please consider making this risk more prominent in the ordering of risk disclosures.
Registrant moved the “Single-Security Risk” disclosure to make it more prominent in the ordering of risk disclosures and respectfully declines to make any changes to the “Single-Security Risk” disclosure as Registrant has also added Company-specific risk disclosure, which elaborates on the risks associated with investments in each particular single security.
33) Please expand and elaborate on the “Indirect Investment Risk” disclosure and consider making it more prominent in the ordering of risk disclosures.
Registrant has revised and moved the “Indirect Investment Risk” disclosure to make it more prominent in the ordering of risk disclosures.
34) The prospectus states in the “Non-Affiliation Risk” disclosure that “[t]he Fund has not made any due diligence inquiry with respect to [Company] in connection with this offering.” This language seems overbroad and inconsistent with the Adviser’s fiduciary duties. Please modify or explain how the language is consistent with such fiduciary duties.
Registrant has revised this disclosure in light of the fact that, as suggested by the Staff, the Registrant and its Adviser did conduct certain due diligence of each Company, as described above. Registrant notes, however, that in offering the Funds, Registrant is not recommending them to any particular investor, and neither Registrant nor the Adviser has any obligation to determine that an investment in a Fund could be, or is, in the best interest of, or suitable for, any investor.
35) In the table of portfolio managers in the “Management” section of the prospectus, replace “Since inception” with the month and year of the Fund’s inception.
Registrant respectfully declines this comment as until the Fund is operational, there is no month or year to include as there are no launch dates confirmed for the Funds.
36) The Statement of Additional Information (SAI) includes the following language in the “Investment Restrictions” section:
“Each Fund may not:
1. Borrow money, except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.
2. Issue senior securities, except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.
3. Make loans, except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.”

4. Each Fund will concentrate its investment in the particular industry to which each Fund's underlying security is assigned.”
With respect to restrictions 1, 2, and 3, please include explanations with respect to these limitations as to what is permitted by the 1940 Act in, for example, an explanatory paragraph after the list of investment restrictions. With respect to item 4, please revise so that the text of restriction 4 to be consistent with the lead-in phrase, “Each Fund may not:”.
Registrant respectfully declines to add such explanations to the restrictions 1, 2 and 3 as Registrant believes the current disclosure is responsive to the requirements in Form N-1A and customary throughout the fund industry.
Registrant has revised the text of item 4 so that it is consistent with the lead-in phrase.
37) The “Rejection of Purchase Orders” section of the SAI states the following:
“The Trust reserves the absolute right to reject a purchase order transmitted to it by the Distributor in respect of any Fund if (a) the order is not in proper form; (b) the purchaser or group of purchasers, upon obtaining the shares ordered, would own 80% or more of the currently outstanding Shares of any Fund; (c) acceptance of the purchase transaction order would have certain adverse tax consequences to a Fund; (d) the acceptance of the purchase transaction order would, in the opinion of counsel, be unlawful; (e) the acceptance of the purchase transaction order would otherwise, in the discretion of the Trust or Rafferty, have an adverse effect on the Trust or the rights of beneficial owners; (f) the value of a Cash Purchase Amount exceed a purchase authorization limit extended to an Authorized Participant by the custodian and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the custodian by 4:00 p.m. Eastern Time on the Transmittal Date; or (g) in the event that circumstances outside the control of the Trust, the Distributor and Rafferty make it impractical to process purchase orders.”
Please delete the word “absolute” and remove subsections (d) and (e).
Registrant revised the disclosure as noted above in Comment #3.
38) The cover page of the prospectus states that “if a Bull Fund’s underlying security was to gain 50% on a given trading day, that Fund should be limited to a gain of 90% for that day, which corresponds to 200% of an underlying security gain of 45%, rather than 200% of an underlying security gain of 50%.” Please explain how such limitations on gains would be consistent with each Bull Fund’s designation as a “2X” strategy.
Registrant respectfully submits that the limitations are consistent with each Bull Fund’s designation as a 2X strategy because they are clearly disclosed on the cover page of the Funds’ prospectus. Nevertheless, in light of the Staff’s comment, Registrant will add disclosure about the limitations to each 2X Bull Fund’s and 2X Bear Fund’s Principal Investment Strategies to ensure that their operation is consistent with investor expectations.
39) The “Market Risk” disclosure in the summary prospectus states, “If a market disruption or similar event occurs, making it not reasonably practicable for the Fund to dispose of [Company] or its financial instruments or to determine its net asset value, the Fund could seek to limit or suspend purchases of creation units.” Please delete this language or revise it to clarify that the Fund may only suspend creations in extraordinary circumstances and for limited time periods, as indicated in the adopting release for Rule 6c-11 under the 1940 Act.
Registrant deleted this language from the “Market Risk” disclosure.
2X Bull and Bear Funds:
40) Within the section entitled “Important Information Regarding the Fund,” in the first sentence of the first paragraph, please include the phrase “200%” before “daily leveraged investment results” so the sentence states “[the fund] seeks 200% daily leveraged investment results and is very different from most other exchange traded funds.”
Registrant has revised the disclosure to include the phrase “200%” for the 2X Bull Funds and “-200%” for the 2X Bear Funds before “daily leveraged investment results.”
41) Within the section entitled “Important Information Regarding the Fund,” in the second to last sentence of the second paragraph with bold font, please remove the phrase “longer than a single day.” The phrase appears twice in the sentence.
Registrant has revised the sentence to remove the phrase “longer than a single day,” which is repeated in the sentence.
42) Within the Leverage Risk Disclosure section, the fourth sentence states that “The Fund could theoretically lose an amount greater than its net assets in the event of [underlying security’s] decline of more than 50%.” Please ensure that the sentence refers to the correct underlying security. All filings presently refer to Tesla.
Registrant has revised the disclosure to ensure that the sentence refers to the correct underlying security for each Fund.
Direxion Daily TSLA Bear 1X Shares, Direxion Daily TSLA Bull 2X Shares, Direxion Daily TSLA Bear 2X Shares:
43) Please confirm that the effectiveness of this filing will be delayed until the same date as the other February 17 filing.
Registrant has and will continue to delay effectiveness of the filing for the Direxion Daily TSLA Bear 1X Shares, Direxion Daily TSLA Bull 2X Shares and Direxion Daily TSLA Bear 2X Shares until the same date as the other February 17 filing.

44) Please explain in your response why making these changes in a post-effective amendment to the registration statement of an existing ETF, as opposed to an amendment adding a new ETF, is consistent with the text and policy of Rule 485(a) under the Securities Act. Explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a) that go effective within 75 days (as opposed to 60 days).
Registrant has filed delaying amendments under Rule 485(b)(1)(iii) to delay effectiveness of Post-Effective Amendment No. 327, notwithstanding the fact that Registrant respectfully submits that making material changes to the investment objective, investment strategy and name of an existing series of the Trust in a post-effective amendment to its registration statement under Rule 485(a)(1) under the Securities Act, as opposed to a post-effective amendment under Rule 485(a)(2), is consistent with the text and policy of Rule 485(a), as written and adopted by the SEC, for several reasons, including most importantly the plain language of the Rule.
Rule 485(a)(1) states:
Except as otherwise provided in this section, a post-effective amendment to a registration statement filed by a registered open-end management investment company, unit investment trust or separate account as defined in section 2(a)(37) of the Investment Company Act of 1940 [15 U.S.C. 80a-2(a)(37)] shall become effective on the sixtieth day after the filing thereof, or a later date designated by the registrant on the facing sheet of the amendment, which date shall be no later than eighty days after the date on which the amendment is filed. (Emphasis supplied.)
Rule 485(a)(2) states:
A post-effective amendment filed by a registered open-end management investment company for the purpose of adding a series shall become effective on the seventy-fifth day after the filing thereof or a later date designated by the registrant on the facing sheet of the amendment, which date shall be no later than ninety-five days after the date on which the amendment is filed. (Emphasis supplied.)
Here, Post-Effective Amendment No. 327 did not seek to add a new series to the Trust. Rather, it sought to make material revisions to a previously filed series. Under Rule 485(a), such changes are clearly to be made pursuant to Rule 485(a)(1). Rule 485(a)(1) explicitly provides that “[e]xcept as otherwise provided” in Rule 485(a), which as relevant here can only refer to Rule 485(a)(2), all Rule 485(a) filings are to be done under (a)(1); and Rule 485(a)(2) on its face is limited to use for new series. Thus, the plain language of the Rule supports the filing of Post-Effective Amendment No. 327 under Rule 485(a)(1).
Notwithstanding the plain language of Rule 485(a), the Staff suggests that Registrant’s usage of Rule 485(a)(1) for Post-Effective Amendment No. 327 was inconsistent with the policy of the Rule. In this regard, the Staff appears to suggest that Rule 485(a)(2) contains a “de facto” standard -- that material changes to an existing series that de facto establish a new series are within the scope of 485(a)(2). The policy underlying a rule is only a relevant consideration, however, when the plain meaning of the rule is unclear or ambiguous. When such meaning is clear on its face and unambiguous, that plain meaning governs. According to the Supreme Court of the United States, unless a law is ambiguous on its face, words must be given their plain, ordinary and literal meaning.(10)
Indeed, the Supreme Court recently clarified the type of deference that is owed to an agency’s interpretation of its own regulations and, in doing so, made clear that no deference is owed if the meaning of the words used in the regulation are plain and clear:
If uncertainty does not exist, there is no plausible reason for deference. The regulation then just means what it means—
and the court must give it effect, as the court would any law. . . . [I]f the law gives an answer—if there is only one reasonable construction of a regulation—then a court has no business deferring to any other reading, no matter how much the agency insists it would make more sense.(11)
Here, the wording of Rule 485(a) is clear: “except as provided” by 485(a)(2) for the registration of new series of a trust, registrants are to use Rule 485(a)(1). Rule 485(a)(2) does not include a de facto test, and even the Commission itself does not have the power to read such a test into it.
Further, the Staff’s historical treatment of filings under Rule 485(a)(1), which made material changes to an existing series and could have been deemed to de facto establish a new series, has not applied a de facto test for Rule 485(a)(2). In this regard, Registrant notes that, based on a brief survey of filings made under Rule 485(a)(1) during the last three years, various fund complexes advised by various law firms have made Rule 485(a)(1) filings that are substantially similar to Post-Effective Amendment No. 327 insofar as they implemented changes of the same nature to an existing fund’s investment objective, strategy and name. In all filings that we were able to identify, the Staff either did not comment on the relevant registrant’s usage of Rule 485(a)(1), or the Staff commented on such usage but the relevant registration statements nevertheless became effective in 60 days without any apparent action by the SEC or Staff.
For example, in 2017, ETF Managers Trust filed Post-Effective Amendment No. 52 under Rule 485(a)(1) with respect to the Tierra XP Latin America Real Estate ETF. Pursuant to such Post-Effective Amendment No. 52, the registrant amended the name, investment objective and strategy of the Tierra XP Latin America Real Estate ETF for it to become a cannabis-focused fund, the ETFMG Alternative Harvest ETF.(12) Such Post-Effective Amendment No. 52 went effective in 60 days, without comment by the Staff on the registrant’s usage of Rule 485(a)(1).(13) Registrant respectfully submits that there is no principled difference between ETF Managers Trust’s Post-Effective Amendment No. 52 and Registrant’s Post-Effective Amendment No. 327.

With respect to Post-Effective Amendment No. 327, the Staff apparently now seeks to read a “fairness” test into Rule 485(a). In this regard, the Staff appears to suggest that Registrant’s reliance on Rule 485(a)(1) was impermissible because it gave Registrant an unfair competitive advantage over other registrants. Because policy considerations appear nowhere in the text of the Rule and courts have been clear that, absent ambiguity, even an agency itself cannot read provisions into regulations that are clear on their face, Registrant respectfully disagrees with the Staff’s apparent view that its subjective consideration of “fairness” supersedes the plain meaning of Rule 485(a).
(10) “[I]f the intent of Congress is clear and unambiguously expressed by the statutory language at issue, that would be the end of our analysis.” Zuni Pub. Sch. Dist. No. 89 v. Dep't of Educ., 550 U.S. 81, 93 (2007); see also Chevron, U.S.A., Inc. v. Nat. Res. Def. Council, Inc., 467 U.S. 837, 842-43 (1984) (“If the intent of Congress is clear, that is the end of the matter; for the court, as well as the agency, must give effect to the unambiguously expressed intent of Congress”); Robinson v. Shell Oil Co., 519 U.S. 337, 340 (1997) (“Our first step in interpreting a statute is to determine whether the language at issue has a plain and unambiguous meaning with regard to the particular dispute in the case. Our inquiry must cease if the statutory language is unambiguous and ‘the statutory scheme is coherent and consistent.’”); Daniel v. Am. Bd. of Emergency Med., 428 F.3d 408, 423 (2d Cir.2005) (“Only if we discern ambiguity do we resort first to canons of statutory construction, and, if the meaning remains ambiguous, to legislative history.” (citations omitted)).
(11) Kisor v. Wilkie, 139 S. Ct. 2400, 2415 (2019) (citations omitted).
(12) See https://www.sec.gov/Archives/edgar/data/1467831/000161577417005977/s107896_485apos.htm (Rule 485(a)(1) filing with 60-day effectiveness to amend the registration statement for the Tierra XP Latin America Real Estate ETF consistent with its pursuing a cannabis-focused investment strategy as the ETFMG Alternative Harvest ETF).
(13) See https://www.sec.gov/Archives/edgar/data/1467831/000161577417007428/filename1.htm (letter of ETF Managers Trust reflecting comments of SEC Staff on Post-Effective Amendment No. 52).
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC